

April 11, 2014

<u>Via U.S. Mail</u>
Sam Talari
Principal Executive Officer
Futureworld Energy, Inc.
3637 4th Street North, 330
St. Petersburg, FL 33704

   Re: Futureworld Energy, Inc.
      Form 8-K
      Filed April 1, 2014
      File No. 333-112110

Dear Mr. Talari:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/Tia L. Jenkins

          Tia L. Jenkins
          Senior Assistant Chief Accountant
          Office of Beverages, Apparel, and
          Mining